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Exhibit 4.37

ASSIGNMENT AGREEMENT

(1)
Infineon Technologies Holding B.V., Rotterdam (the "Issuer"), pursuant to a loan agreement dated February 1, 2002 (the "Loan Agreement"), between the Issuer as lender and Infineon Technologies AG, Munich ("Infineon Technologies AG"), as borrower, has disbursed to Infineon Technologies AG the proceeds from the sale of the Notes in an amount of €1,000,000,000 by way of loan (the "Loan"). The due dates for payments under the Loan correspond to the due dates for payments under the Notes; in the event of an early redemption of Notes the Loan is likewise subject to early repayment in an amount equal to the respective Appertaining Claims (subparagraph (2)); finally, the amount of the Loan will be reduced in an amount equal to the Appertaining Claim (subparagraph (2)) if the Conversion Right is validly exercised by delivering Notes pursuant to § 8(2) of the Terms and Conditions of the Notes (the "Conditions").

(2)
The Issuer hereby assigns the claims against Infineon Technologies AG for payment of principal under the Loan Agreement in an amount equal to the aggregate Appertaining Claims to JPMorgan Chase Bank acting on account of the Noteholders (which expression shall, for the purposes of this Agreement, include any Noteholders under any additional Notes issued by the Issuer under § 20 of the Conditions) for purposes of securing the claims for payment of principal of the Notes. Upon such transfer, a partial amount of the Loan (each, an "Appertaining Claim") will be attributable to each Note, such partial amount being determined in accordance with the following formula:

Appertaining Claim	=	Principal Amount of the Loan Number of Notes

  In respect of each Note, such transfer for security purposes will be subject to the conditions subsequent (auflösende Bedingung) of the redemption of the Note with Appertaining Claim without exercise of the Conversion Right or the cash payment in lieu of delivery of Shares pursuant to § 10 of the Conditions to the extent the Issuer decides not to deliver in the form of Shares. JPMorgan Chase Bank shall be authorized to accept the transfer on account of the Noteholders. The declarations of the transfer and its acceptance need not be published.

(3)
JPMorgan Chase Bank hereby accepts the assignment pursuant to subsection (2).

(4)
The Appertaining Claim related to each Note is undetachable from the relevant Note. Any transfer of a Note results in the transfer of the Appertaining Claim without any explicit declaration of transfer being required. Any separate disposal, in particular any separate assignment, pledge or other encumbrance of the Appertaining Claim shall be void. In the event of the exercise of the Conversion Right by delivering Notes the Appertaining Claim shall pass to Infineon Technologies AG and expire therewith.

(5)
Unless otherwise defined herein, terms used herein and defined in the Loan Agreement or the Conditions shall in this Assignment Agreement have the meaning attributed to them in the Loan Agreement or the Conditions, as the case may be.

(6)
JPMorgan Chase Bank undertakes to hold the original of this Agreement in custody until the obligations under the Notes and this Assignment Agreement are discharged.

(7)
The rights and obligations under this Assignment Agreement shall be governed exclusively by the laws of the Federal Republic of Germany. Place of performance and place of jurisdiction shall be Munich, Federal Republic of Germany.

(8)
The German version of this Assignment Agreement shall be the only legally binding version. The English translation is for convenience only.

February 1, 2002

Infineon Technologies Holding B.V.

Infineon Technologies AG

JPMorgan Chase Bank

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  Exhibit 4.37
ASSIGNMENT AGREEMENT